June 25, 2024

Via EDGAR Submission

U.S. Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549
Attention: SiSi Cheng and Anne McConnell

Re: Celsius Holdings, Inc.
File No. 001-34611
Comment Letter Dated June 17, 2024

Dear Mr. Cheng and Ms. McConnell:

This letter is in regard to the above referenced comment letter (the “Comment Letter”) addressed to Mr. Jarrod Langhans, Chief Financial Officer of Celsius Holdings, Inc. (the “Company”). On behalf of the Company, I confirm receipt of the Comment Letter. In addition, per the email correspondence between the Company’s outside counsel, Drew M. Altman, Esq. of Greenberg Traurig, P.A., and SiSi Cheng of the Staff of the Securities and Exchange Commission, I confirm that the Company will provide its response to the Comment Letter no later than July 12, 2024.

If you or any other member of the Staff should have any further comments or questions regarding this letter, please feel free to contact the undersigned by phone at (561) 289-2088 or, alternatively, at the Company’s address contained in the Comment Letter.

Sincerely,

/s/ Jarrod Langhans

Jarrod Langhans
Chief Financial Officer